SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K





                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934





                     Appointment of New Director of Finance

                       Polska Telefonia Cyfrowa Sp. z o.o.

             (Exact Name of Registrant as Specified in Its Charter)

                      Al. Jerozolimskie 181, 02-222 Warsaw

                    (Address of Principal Executive Offices)

                                     Poland





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                   Form 40-F
         ---------------------------                  -----------------

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No
   ---------------------------------           ------------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PTC announces the appointment of Mr. Jonathan Eastick to the position of Financial Director and Member of the Management Board. His appointment will be effective as of March 1st, 2001. Key areas of responsibility will include management and direction of company-wide financial activities and financial operations, strategic planning, corporate governance and compliance, risk management and taxation.

Eastick joins PTC from Lucent Technologies Poland SA where, since 1998, he was Chief Financial Officer and his responsibilities also included acting as CFO Sales Controller of the UMTS commercial offers in the Company's European, Middle East and African operations.

"Jonathan Eastick brings to PTC a broad mixture of financial competencies gained over many years of experience, a good understanding of the telecommunications business - especially of the mobile sector, as well as experience in operating in global businesses with multicultural and multinational dimensions," said Boguslaw Kulakowski.

Prior to his tenure at Lucent, Eastick shaped his carrier in finance during a five-year assignment at the world leading audit and business advisory practice of Arthur Andersen, in its London and Warsaw offices. In addition, during 1995-1998, he was Manager of Strategic and Financial Planning at Poland's first cellular operator, Polska Telefonia Komorkowa Centertel Sp. z o.o.

Jonathan Eastick has been living in Poland for the last ten years. He holds a degree from the London School of Economics and is a UK Qualified Chartered Accountant.

SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)







By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General







By: /s/ Wojciech Ploski

Wojciech Ploski, director of Strategy, Marketing and Sales



January 15, 2001